                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4/A
                          ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 1)

                             HILITE INDUSTRIES, INC.
                                (NAME OF ISSUER)

                             HILITE INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   431353 10 1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 SAMUEL M. BERRY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                             HILITE INDUSTRIES, INC.
                                1671 S. BROADWAY
                             CARROLLTON, TEXAS 75006
                                 (972) 242-2116

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                    Copy to:

     EDWARD R. MANDELL, ESQ.                         CHRISTOPHER M. KELLY, ESQ.
     JORDAN A. HORVATH, ESQ.                           PATRICK J. LEDDY, ESQ.
 PARKER CHAPIN FLATTAU & KLIMPL, LLP                  JONES, DAY, REAVIS & POGUE
     1211 AVENUE OF THE AMERICAS                        901 LAKESIDE AVENUE
     NEW YORK, NEW YORK 10036                          CLEVELAND, OHIO 44114
          (212) 704-6000                                  (216) 586-3939

                                    May 3, 1999
              (Date Tender Offer First Published, Sent or Given to
                                Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
 TRANSACTION VALUATION*         AMOUNT OF FILING FEE

      $71,537,850                      $14,308
--------------------------------------------------------------------------------

*For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,200 shares of common stock of Hilite Industries, Inc. (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.

The total fee is $14,308 paid by wire transfer on April 30, 1999 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,308

Form or Registration No.: Schedule 13E-4

Filing Party: Hilite Industries, Inc.

Date Filed: May 3, 1999

--------------------------------------------------------------------------------

                                SCHEDULE 13E-4
                                 INTRODUCTION

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the offer by Hilite Industries, a Delaware corporation (the "Company"), to purchase all of its issued and outstanding shares of common stock, $0.01 par value per share ("Shares"), for $14.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal dated May 3, 1999 (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on May 3, 1999.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         Item 3 is hereby amended and supplemented as follows:

         The following two paragraphs are hereby added as the final two paragraphs under "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions" contained in the Offer to Purchase:

              "The structure of the Transactions was the result of extensive negotiations between Buyer and the Company. In connection with such negotiations, Buyer indicated its desire to structure the Transactions to qualify for recapitalization accounting. In order to induce Buyer to proceed with the Transactions and to provide the Company's stockholders with the benefits of Buyer's offer for the Company, the Company ultimately agreed to proceed based on Buyer's proposed structure.

              The Board of Directors decided to pursue the Transactions at this time because of (i) the anticipated impact of certain trends affecting the Company and its business, including automotive supplier consolidation and the increasing importance of size and global presence for continuous growth, (ii) the perceived undervaluation of the Shares in the market and (iii) the lack of liquidity for the Shares and the determination that a private sale of the Company would likely provide substantially greater value to the Company's stockholders than could be obtained through the public market."

ITEM 7.  FINANCIAL INFORMATION.

         Item 7(b) is hereby amended and supplemented as follows:

         The following sentence is hereby deleted from the first paragraph under "SPECIAL FACTORS -- Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase:

         "Neither the Company nor any other party assumes any responsibility for the accuracy or validity of the Projections."

         In addition, the projections set forth under "SPECIAL FACTORS -- Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase have been revised. Specifically, the following paragraph is hereby added to the end of "SPECIAL FACTORS -- Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase:

                  "The above described projections were calculated based on the following assumptions:

                  (i) The Company's sales department estimated monthly quantity estimates for fiscal year 1999 and quarterly quantity for fiscal years 2000 and 2001. The part number sales estimates were based upon an annual build rate of 15 million unit U.S. automotive production. Based on that information, the existing standard cost in the Company's system was applied to the related part numbers to calculate the standard gross margin. For new programs that did not have a standard cost in the Company's system, an estimated cost was determined based upon bid estimates.

                  (ii) Material, labor and overhead variances were estimated on a divisional basis based upon past experience and other known factors. Gross margin was then computed based upon these results. The gross margin percentages were reviewed for consistency and reasonableness.

                  (iii) Detailed selling, general and administrative expenses were estimated based upon historical experience and other known factors.

                  (iv) Interest was calculated on estimated loan balances using scheduled interest rates with no fluctuations expected in rates in the future.

                  (v) Taxes were applied on a straight 37.5% of the Company's profit with respect to Company's Dallas, Texas operations, and 38% at the Company's subsidiary, North American Spring & Stamping, Inc., consistent with past practices."


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 19, 1999

                              HILITE INDUSTRIES, INC.

                              By: /s/ SAMUEL M. BERRY
                                 --------------------
                              Name: Samuel M. Berry
                              Title: President and Chief Operating Officer